Free Writing Prospectus (To the Prospectus dated August 31, 2007, the Prospectus Supplement dated September 4, 2007 and the Information Supplement dated December 12, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 August 13, 2008

$[—] Buffered Super TrackSM Notes due September 8, 2011 Linked to the Performance of the KBW Bank ETF Medium-Term Notes, Series A, No. E-2544

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA/Aa1‡)

Initial Valuation Date:	September 5, 2008

Issue Date:	September 10, 2008

Final Valuation Date:	September 2, 2011*

Maturity Date:	September 8, 2011* (resulting in a term to maturity of approximately 3 years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Reference Asset:	KBW Bank ETF (the “ETF”) (Bloomberg ticker symbol “KBE UP <Equity>”)

Initial Price:	The closing price per share of the ETF on the initial valuation date

Final Price	The closing price per share of the ETF on the final valuation date

Participation Rate:	110% - 116% * Actual participation date will be determined on the basket initial valuation date.

Buffer Percentage:	15%

Payment at Maturity:

If the final price is greater than the initial price, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Reference Asset Return multiplied by the Participation Rate. Accordingly, if the Reference Asset Return is positive, your payment per $1,000 principal amount Note will be calculated as follows,:

$1,000 + [$1,000 x (Reference Asset Return x Participation Rate)]

If the Reference Asset Return is less than 0% and equal to or greater than -15%, you will receive the principal amount of your Notes; and

if the Reference Asset Return is less than -15%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the Reference Asset Return and (ii) the buffer percentage:

$1,000 + [$1,000 x (Reference Asset Return + 15%)]

If the Reference Asset declines by more than 15%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset declines. You may lose up to 85% of your initial investment.

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738QEX2 and US06738QEX25

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Market Disruption Events” in this free writing prospectus.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007, the information supplement dated December 12, 2007 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, the index supplement dated September 4, 2007 and the information supplement dated December 12, 2007. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the information supplement and in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Information supplement dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507263911/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an initial price of $34.80 and a participation rate of 110%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

FWP–2

Final Price	Reference Asset Return	Payment at Maturity	Total Return on the Notes
69.60	100.00%	$2,100.00	110.00%
66.12	90.00%	$1,990.00	99.00%
62.64	80.00%	$1,880.00	88.00%
59.16	70.00%	$1,770.00	77.00%
55.68	60.00%	$1,660.00	66.00%
52.20	50.00%	$1,550.00	55.00%
48.72	40.00%	$1,440.00	44.00%
45.24	30.00%	$1,330.00	33.00%
41.76	20.00%	$1,220.00	22.00%
40.02	15.00%	$1,165.00	16.50%
38.28	10.00%	$1,110.00	11.00%
34.80	0.00%	$1,000.00	0.00%
33.06	-5.00%	$1,000.00	0.00%
31.32	-10.00%	$1,000.00	0.00%
29.58	-15.00%	$1,000.00	0.00%
27.84	-20.00%	$950.00	-5.00%
24.36	-30.00%	$850.00	-15.00%
20.88	-40.00%	$750.00	-25.00%
17.40	-50.00%	$650.00	-35.00%
13.92	-60.00%	$550.00	-45.00%
10.44	-70.00%	$450.00	-55.00%
6.96	-80.00%	$350.00	-65.00%
3.48	-90.00%	$250.00	-75.00%
0.00	-100.00%	$150.00	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The reference asset increases from an initial price of 34.80 to a final price of 38.28. Because the final price of 38.28 is greater than the initial price of 34.80, the investor receives a payment at maturity of $1,110 per $1,000 principal amount Note, resulting in an 11.00% return on the note.

$1,000 + [$1,000 x (10.00% x 110%)] = $1,110

Example 2: The reference asset decreases from an initial price of 34.80 to a final price of 31.32.

Because the final price of 31.32 is less than the initial price of 34.80, the reference asset return of -10% is negative but greater than -15%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note, resulting in a 0% return on the note.

Example 3: The reference asset increases from an initial price of 34.80 to a final price of 24.36.

Because the final price of 24.36 is less than the initial price of 34.80 the reference asset return of -30% is negative and lesser than -15%, the investor will receive a payment at maturity of $850 per $1,000 principal amount Note, resulting in a -15% return on the note.

$1,000 + [$1,000 (-30%+15%)] = $850

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final observation date, the maturity date and the payment at maturity are subject to adjustment as described under “Market Disruption Events” in this free writing prospectus.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive reference asset return by 110%—116% (actual participation rate to be determined on basket initial valuation date). Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the reference asset return of up to 15%.

•

Diversification Among the U.S. Equity Market of the KBW Bank ETF—The return on the Notes is linked to the performance of the KBW Bank ETF, which, before expenses, seeks to closely match the returns and characteristics of the KBW Bank Index (the “Underlying Index”), which is designed to represent national money center banks and regional banking institutions listed on U.S. stock markets. . For additional information on the ETF, see the information set forth under “Description of the Reference Asset” in this free writing prospectus. For additional information on the Underlying Index, see the information set forth under “Description of the Reference Asset- The KBW Bank Index.

FWP–3

•	Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled forward contract with respect to the ETF. Subject to the discussion of Section 1260 below, if your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

Although not entirely clear, it is possible that the purchase and ownership of the Notes should be treated as a “constructive ownership transaction” with respect to the ETF, which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your Notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Notes that is attributable to the appreciation of the shares of the ETF over the term of your Notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the ETF on the date that you purchased your Notes and sold the ETF shares on the date of the sale or maturity of the Notes (the “Excess Gain Amount”). Because the maturity payment under the Notes will only reflect the appreciation or depreciation in the value of the shares of the ETF and will not be determined by reference to any short-term capital gains or ordinary income, if any, that is recognized by holders of shares of the ETF, we believe that it is more likely than not that the Excess Gain Amount will be equal to zero, and that the application of the constructive ownership rules will accordingly not have any adverse effects to you. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

As discussed further in the accompanying information supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. In addition, legislation has been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement and the discussion under the heading “United States Federal Tax Considerations” in the accompanying information supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the ETF or any of the component stocks of the ETF or of the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”; and

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

FWP–4

In addition to the risks described above, you should consider the following:

•	Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The payment at maturity is linked to the performance of the ETF and will depend on whether, and the extent to which, the share performance is positive or negative. Your investment will be fully exposed to any decline in the performance of the reference asset beyond the 15% buffer percentage as compared to the initial closing price of the reference asset. You will lose up to 85% of your initial investment if the reference asset return declines by more than 15%.

•	No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the ETF or of the stocks composing the ETF or the Underlying Index would have. Among other things, the return on the shares of the ETF could include substantial dividend payments, which you will not receive as an investor in your Notes, and an investment in the shares of the ETF is likely to have tax consequences that are different from an investment in your Notes.

•	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•	Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of the ETF does not fully replicate the performance of the Financial Select Sector Index (the “Underlying Index), and the ETF may hold securities not included in the Underlying Index. The value of the ETF to which your Notes is linked is subject to:

•

Management risk. This is the risk that SSgA Funds Management, Inc’s investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

•	The Reference Asset May Underperform the Underlying Index—The performance of the KBW Bank ETF may not replicate the performance of, and may underperform, KBW Bank Index (the “Underlying Index”). Unlike the Underlying Index, the ETF will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the ETF , differences in trading hours between the ETF and the Underlying Index or due to other circumstances. Because the return on your Notes, both with respect to the payment due at maturity is linked to the performance of the ETF and not the Underlying Index, the return on your securities may be less than that of an alternative investment linked directly to the Underlying Index.

•	Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. On December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. In addition, legislation has been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

FWP–5

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the ETF on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the ETF;

•	the time to maturity of the Notes;

•	the dividend rate on the stocks underlying the ETF;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, including risks specific to emerging markets;

and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Description of the Reference Asset

We have derived all information contained in this free writing prospectus regarding the ETF, including, without limitation, its make-up, method of calculation and changes in its components, from the Prospectus for the ETF dated October 31, 2007 and the Supplement thereto dated December 27, 2007 issued by SPDR® Series Trust. The ETF is an investment portfolio managed by SSgA Funds Management, Inc. (“SSFM”). The ETF is an exchange traded fund that trades on the American Stock Exchange under the ticker symbol “KBE”. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

SSFM is a registered investment company that consists of numerous separate investment portfolios, including the ETF. Information provided to or filed with the SEC by SSFM pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file number 012-57442, through the SEC’s website at http://www.sec.gov. For additional information regarding SSFM or the ETF, please see the SSFM’s Prospectus, dated January 31, 2008 and the Statement of Additional Information, dated October 31, 2007 (as supplemented on November 28, 2007, March 3, 2008 and March 19, 2008). In addition, information about SSFM and the ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SSFM Management, Inc. website at http://www.ssgafunds.com/. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective and Strategy

The ETF’s investment objective is to replicate as closely as possible, before expenses, the performance of the Underlying Index. There is no assurance that the Fund will achieve its investment objective. The ETF uses a passive management strategy designed to track the total return performance of the Underlying Index. The Underlying Index is a float adjusted modified-market capitalization weighted index of geographically diverse companies representing national money center banks and regional banking institutions listed on U.S. stock markets. As of September 30, 2007, the Underlying Index was comprised of 24 stocks. It is created and maintained by Keefe, Bruyette & Woods, Inc.

Index Tracking Risk

The ETF’s return may not match the return of the Underlying Index for a number of reasons. For example, the ETF incurs a number of operating expenses not applicable to the Underlying Index, and incurs costs in buying and selling securities, especially when rebalancing the ETF’s securities holdings to reflect changes in the composition of the Underlying Index, or representative sample of the Underlying Index. The ETF may not be fully invested at times, either as a result of cash flows into the ETF or reserves of cash held by the ETF to meet redemptions and pay expenses.

FWP–6

Bank Industry Risk

The performance of bank stocks may be affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sub-sector. Banks may also be subject to severe price competition. The regional banking industry is highly competitive and thus, failure to maintain or increase market share may result in lost market share.

Concentration Risk

The ETF’s assets may be concentrated in an industry or group of industries to the extent that the Underlying Index concentrates in a particular industry or group of industries. By concentrating its assets in a single industry or group of industries, the ETF is subject to the risk that economic, political or other conditions that have a negative effect on that industry or group of industries will negatively impact the ETF to a greater extent than if the ETF’s assets were invested in a wider variety of industries.

Large Cap Risk

Returns on investments in stocks of large U.S. companies could trail the returns on investments in stocks of smaller and midsized companies.

The KBW Bank Index

We have derived all information regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Keefe, Bruyette & Woods, Inc. (the “Index Compilation Agent”) or the American Stock Exchange (“AMEX”). We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

The Underlying Index is a float adjusted modified-market capitalization-weighted index that seeks to reflect the performance of publicly traded companies that do business as banks or thrifts. The Underlying Index is currently comprised of common stocks of national money centers and leading regional banks or thrifts listed on the New York Stock Exchange (“NYSE”) or another U.S. national securities exchange, or NASDAQ/National Market System (“NMS”). The Underlying Index components are selected to provide appropriate representation of the industry’s sub-sectors.

Holdings Information

The following tables summarize the ETF’s top holdings in individual companies as of August 8, 2008.

Top holdings in individual securities as of August 8, 2008

Company	Percentage of Total Holdings
JPMorgan Chase & Co	9.66%
Wells Fargo & Company	8.99%
Bank of America Corp	8.79%
Citigroup Inc.	6.75%
U.S. Bancorp	5.20%
BB&T CORPORATION	5.03%
State Street Corporation	5.00%
The PNC Financial Services Group, Inc.	4.65%
Wachovia Corporation	4.54%
Northern Trust Corporation	4.37%

The information above was compiled from www.ssgafunds.com. We make no representation or warranty as to the accuracy of the information above. The information on www.sectorspdr.com is not, and should not be considered, incorporated by reference herein.

FWP–7

Discontinuance of the ETF

If the ETF (or any successor fund (as defined herein)) is de-listed from the American Stock Exchange (or any other relevant exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund (such substituted exchange-traded fund being referred to herein as a “successor fund”) that the calculation agent determines, in its sole discretion, is comparable to the discontinued ETF (or discontinued successor fund). If a successor fund is selected, that successor fund will be substituted for the discontinued ETF (or discontinued successor fund) for all purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, as, in the good faith judgment of the calculation agent, may be and for such time as may be necessary to render the successor fund comparable to the discontinued ETF (or discontinued successor fund) for purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent will provide written notice to the trustee, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each Noteholder, or in the case of global notes, the depositary, as holder of the global notes, stating the selection made.

If the ETF (or any successor fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor fund is available, then the calculation agent may, at its sole discretion, accelerate the maturity date to the day which is four business days after the date of such de-listing, liquidation or termination, as applicable. In the event of such an acceleration, we shall pay to you the amount payable at maturity, and for the purposes of that calculation, the final price will be deemed to be the closing price on the trading day corresponding to the date of the de-listing, liquidation or termination (or, if such date is not a trading day, the immediately preceding trading day), unless the calculation agent determines in his sole discretion that another day is more appropriate to, as closely as reasonably possible, replicate the discontinued ETF (or discontinued successor fund), in which case, the final price shall be the closing price on such other day. In the event that the calculation agent decides to accelerate the maturity date and to make use of a closing price other than the price on the trading day corresponding to the date of de-listing, liquidation or termination (or the immediately preceding trading day, as applicable), the calculation agent will, in its sole discretion, calculate the appropriate closing price of the discontinued ETF (or discontinued successor fund) on any day that such calculation is required by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the discontinued ETF (or discontinued successor fund).

The calculation agent will be solely responsible for the method of determining and/or calculating the closing price of the ETF (or any successor fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error and binding on any investor in the Notes.

The calculation agent will provide information as to the method of calculating the closing price of the ETF (or any successor fund) upon written request by any investor in the Notes.

Antidilution Adjustments

If an event occurs which, in the sole discretion of the calculation agent, has a diluting or concentrative effect on the theoretical value of the ETF shares, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, and will make such adjustments as it deems necessary to negate such diluting or concentrative effect. All such adjustments will occur in the manner described under “Reference Assets—Securities or ‘Linked Shares’—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset—Antidilution Adjustments” in the prospectus supplement.

Market Disruption Events

The final observation date may be postponed and thus the determination of the value of the Notes, as well as the maturity date and the coupon payment date, as applicable, and may be subject to further adjustment if the calculation agent determines that, on the final observation date, a market disruption event has occurred or is continuing in respect of the ETF. Any of the following will be a market disruption event:

•	a suspension, absence or limitation of trading in the ETF on the relevant exchange (as defined below), as determined by the calculation agent;

•	any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to effect transactions in, or obtain market values for, the ETF on the relevant exchange;

•

the closure on any day of the relevant exchange where the relevant exchange is scheduled to be open for trading for its regular trading session (a “scheduled trading day”) prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless the earlier closing time is announced by the relevant exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such scheduled trading day for the relevant exchange and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for the relevant exchange;

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•	any scheduled trading day on which the relevant exchange fails to open for trading during its regular trading session; or

•

any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described under “Use of Proceeds and Hedging” in the prospectus supplement;

and, in any of these events, the calculation agent determines that the event was material.

A limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, will not be deemed a market disruption event.

In contrast, a suspension or limitation of trading in the ETF on the relevant, by reason of any of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders, or

•	a disparity in bid and ask quotes

will constitute a suspension or material limitation of trading.

“Relevant exchange” means the primary exchange or market of trading for the ETF or the shares of any successor fund. The relevant exchange for the ETF as of the date of this free writing prospectus is the AMEX.

If the calculation agent determines that a market disruption event occurs or is continuing on the final observation date, the final observation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final observation date be postponed by more than five business days. If the calculation agent determines that a market disruption event occurs or is continuing on the fifth business day, the calculation agent will make an estimate of (1) the closing price for the ETF that would have prevailed on that fifth business day in the absence of the market disruption event and (2) the apportioned dividends during the period from but excluding the initial observation date to and including that fifth business day, for purposes of calculation of the payment at maturity and the coupon, respectively.

Historical Information

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, of the ETF for each quarter in the period from December 30, 2005 through August 11, 2008. The ETF closing price on August 11, 2008 was $34.80.

We obtained the ETF closing prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final observation date. We also cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
December 30, 2005	$53.09	$51.71	$51.88
March 31, 2006	$54.48	$50.77	$53.22
June 30, 2006	$57.01	$52.53	$53.96
September 29, 2006	$56.97	$52.87	$56.68
December 29, 2006	$59.08	$56.17	$58.39
March 30, 2007	$60.41	$54.68	$56.55
June 29, 2007	$59.04	$55.09	$55.39
September 30, 2007	$57.05	$49.57	$52.14
December 31, 2007	$54.72	$42.89	$43.51
March 30, 2008	$47.60	$36.08	$38.85
June 30, 2008	$43.77	$28.35	$28.59
August 11, 2008*	$35.41	$22.95	$34.80

*	High, low and closing prices are for the period starting July 1, 2008 and ending August 11, 2008.

Disclaimer

The shares of the KBW Bank ETF (the “ETF”) are not sponsored, endorsed, sold or promoted by Keefe, Bruyette & Woods (“KBW”). The “KBW Bank IndexSM ”, (the “Underlying Index”),“KBW” and “Keefe, Bruyette & WoodsSM” are service marks of Keefe, Bruyette & Woods, Inc.SM KBW and State Street Global Markets, LLC, the distributor of the ETF (“the Distributor”), make no

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express or implied warranties with respect to the Notes and shall have no liability for any damages, claims, losses or expenses caused by errors in connection with the Notes. KBW and the Distributor make no representation regarding the advisability of investing in the Notes. The Notes are not sponsored, endorsed, sold or promoted by KBW or the Distributor. KBW and the Distributor make no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Underlying Index to track general stock market performance. KBW and the Distributor are not responsible for and have not participated in any determination or calculation made with respect to issuance or redemption of the Notes. KBW and the Distributor have no obligation or liability in connection with the administration, marketing or trading of the Notes.

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